Filer: Ultrapar Participações S.A.
Issuer: Ultrapar Participações S.A.
Subject of the offer: Refinaria de Petróleo Ipiranga S.A.,
Distribuidora de Produtos de Petróleo Ipiranga S.A. and
Companhia Brasileira de Petróleo Ipiranga S.A.
Commission File Number: 001-14950

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Held Corporation Taxpayer ID [CNPJ/MF] No. 33.256.439/0001-39 State Registration [NIRE] No. 35.300.109.724

COMPANHIA BRASILEIRA DE PETRÓLEO IPIRANGA PUBLICLY-HELD CORPORATION Taxpayer ID [CNPJ/MF] No. 33.069.766/0001-81 State Registration [NIRE] No. 33300025111	DISTRIBUIDORA DE PRODUTOS DE PETRÓLEO S.A. PUBLICLY-HELD CORPORATION Taxpayer ID [CNPJ/MF] No. 92.689.256/0001-76 State Registration [NIRE] No. 43300004821	REFINARIA DE PETRÓLEO IPIRANGA S.A. PUBLICLY-HELD CORPORATION Taxpayer ID [CNPJ/MF] No. 94.845.674/0001-30 State Registration [NIRE] No. 43300002837

RELEVANT NOTICE

In compliance with the provisions of CVM (Brazilian Securities and Exchange Commission) Instructions Nos. 319/99 and 358/02, Ultrapar Participações S.A. (“Ultrapar”), together with its controlled companies Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”) (RPI, DPPI and CBPI are jointly referred to as the “Ipiranga Group”), inform that they intend to carry out a corporate restructuring, as follows:

As disclosed by Ultrapar, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Braskem S.A. (“Braskem”) in the relevant notices of March 19, 2007, April 18, 2007 and April 19, 2007, Ultrapar, on its own behalf and as a commission agent for and on behalf of Braskem and Petrobras, purchased all of the shares in RPI, DPPI and CBPI held by the former controlling shareholders of the Ipiranga Group.

The Ipiranga Group has a complex shareholding structure, consisting of three companies engaged in the same sectors, with cross shareholdings, and with an asymmetrical shareholding structure, to the extent that there are three universes of minority shareholders.

This shareholding structure compromises the operational, administrative and corporate efficiency of such companies, and also it does not allow the shareholders to have interests in a single company that concentrates the liquidity of the whole shareholding base of the Ipiranga Group with a high corporate governance standard and aligned interests.

Ultrapar, in the capacity of controlling shareholder of the companies that comprise the Ipiranga Group, is interested in strengthening such companies and adopting measures that assure greater efficiency.

RPI, CBPI, DPPI and Ultrapar believe that the share exchange is the most adequate and effective measure to resolve these issues in the interest of all companies, to the extent that it will simplify the corporate structure of the companies comprising the Ipiranga Group, increasing their size and operational freedom, and ensuring their strengthening. In view of this, they decided to call special general meetings for December 18, 2007, at which their shareholders will deliberate upon the share exchange of RPI, DPPI and CBPI, as applicable, by Ultrapar (“Share Exchange Transactions”).

1.           OBJECTIVES AND COSTS.

1.1. Objectives.  The Share Exchange Transactions are aimed at making the corporate structure of the Ipiranga Group simpler, and specializing and developing the businesses of Ipiranga Group. The following objectives are planned to be achieved through the Share Exchange Transactions, to the benefit of the relevant companies and their shareholders:

•	simplification of the complex corporate structure of the Ipiranga Group;

•
strengthening of the Ipiranga Group companies by eliminating the complex capital and corporate structure, thus enabling an improved operational and administrative efficiency and a greater capacity to make investments;

•	specialization and development of the companies that comprise the Ipiranga Group;

•	alignment of the interests of all shareholders of the companies;

•
increase in the liquidity of the shares of all companies, to the extent that the shareholder base will be widened through the concentration of all shareholders of the companies in a single company, with shares traded in stock exchanges in Brazil, and in New York through ADRs; and

•	extension of ULTRAPAR’s recognized corporate governance standards to all shareholders of RPI, particularly with regard to the 100% tag-along right for preferred shares.

1.2.        Costs. Ultrapar, RPI, DPPI and CBPI estimate that they will incur costs in the Share Exchange Transactions of around five million reais (R$ 5,000,000.00), including expenses related to publishing, preparation of valuation reports and economic/financial valuations, domestic and foreign auditors’, appraisers’, consultants’ and attorneys’ fees, filings with the SEC and other related expenses.

2.           BUSINESS AND CORPORATE ACTIONS THAT PRECEDED THE SHARE EXCHANGE TRANSACTIONS.

No business or corporate actions related to the Share Exchange Transactions were taken other than those disclosed in this relevant notice and in the relevant notices of March 19, 2007, April 18, 2007 and April 19, 2007 referred to above.

3.           NUMBER, TYPE AND CLASS OF SHARES TO BE DELIVERED.

3.1.        Shares To Be Delivered.

(a)	upon the share exchange by Ultrapar of shares in RPI, 0.79850 preferred share issued by Ultrapar shall be attributed to each one (1) common or preferred share issued by RPI;

(b)	upon the share exchange by Ultrapar of shares in DPPI, 0.64048 preferred share issued by Ultrapar shall be attributed to each one (1) common or preferred share issued by DPPI; and

(c)	upon the share exchange by Ultrapar of shares in CBPI, 0.41846 preferred share issued by Ultrapar shall be attributed to each one (1) common or preferred share issued by CBPI.

3.2.        Fractions of Shares. Fractions of shares issued by Ultrapar resulting from the substitution in the position of each shareholder of RPI, DPPI and CBPI as a result of the Share Exchange Transactions shall be sold in an auction at the Bolsa de Valores de São Paulo – BOVESPA, and the proceeds resulting from this selling will be delivered to the respective shareholder after the financial settlement of the shares sold in the auction.

3.3.        Criteria Used to Determine the Exchange Ratios. The exchange ratios set for the Share Exchange Transactions were determined based on economic/financial valuations of the relevant companies according to the same criterion of future profitability prospects. For the purposes of setting the exchange ratios, Ultrapar’s management relied upon a valuation prepared by Deutsche Bank (qualified in item 11.1), while the Managements of RPI, DPPI and CBPI relied upon the valuation prepared by Credit Suisse (qualified in item 11.1) for the purpose of the Share Exchange Transactions. In this regard, see item 6 below and sub-items thereof.

3.4         Reasons for the Operation to be Deemed Equitable for the Shareholders. The exchange ratio set for the Shareholders is fair and equitable, as demonstrated by valuations made by Deutsche Bank and Credit Suisse.

4.           POLITICAL AND EQUITY RIGHTS AND ADVANTAGES OF THE SHARES.

4.1.        Comparison Between the Political and Equity Rights and Advantages of the Shares. The political and equity rights and advantages of the shares issued by Ultrapar are different in certain aspects from the rights and advantages of the shares issued by RPI, DPPI and CBPI, and it should be highlighted that the shares in Ultrapar have rights that align the interests of all shareholders, as a reference of good corporate governance, which are superior to those of the shares in RPI, DPPI and CBPI, particularly the tag-along right at 100% of the price in the event of sale of control, as explained below:

Corporation	Type of Share	Voting Right	Profit Sharing/ Priority Upon Liquidation	Tag-Along*	Liquidation	Share Repayment Amount	Exclusion of Preemptive Right
Ultrapar	Common	Yes	Minimum compulsory dividend of 50% of the adjusted profit.	100% of the sale price of shares owned by controlling block members.	It is up to common shareholders to appoint the liquidator.	The share amount for repayment purposes is set based on the company’s equity value.	Shares, convertible debentures and/or warrants may be issued without preemptive right to former shareholders in the events set forth in art. 172 of Law 6.404/76.
	Preferred	No	- Minimum compulsory dividend of 50% of the adjusted profit. - Priority in capital repayment, without premium, in the event of liquidation of the company.	Same as common shares.	No right to appoint liquidator.	Same as common shares.	Same as common shares.
RPI, DPPI and CBPI	Common	Yes	- Minimum compulsory dividend of 30% of the adjusted profit.	80% of the sale price of voting shares.	It is up to common shareholders to appoint the liquidator.	The share amount for repayment purposes is set based on the corporation’s equity value.	Not applicable.
	Preferred	No
- Minimum compulsory dividend of 30% of the adjusted profit and 10% above that allocated to common shares, and also, as to CBPI, a priority of 1% of the adjusted net profit.
- Priority in capital repayment, without premium, in the event of liquidation of the Corporation.

				No.	No right to appoint liquidator.	Same as common shares.	Not applicable.
* Tag-along right in the event of sale of control, pursuant to art. 254-A of Law 6.404/76

4.2.        Change of Rights of Preferred Shareholders. Upon the Share Exchange Transactions, the holders of common or preferred shares in RPI, DPPI e CBPI shall then hold preferred shares in Ultrapar, and their rights will be changed according to the table above, consistently with the best corporate governance practices.

4.3.        Profit Sharing for the Year 2007. The shares to be issued by Ultrapar as a result of the Share Exchange Transactions shall be fully entitled to all dividends and interest on equity capital that may be declared after the issuance thereof.

5.           SHARES TO BE RECEIVED BY THE SHAREHOLDERS.

The shareholders of RPI, DPPI and CBPI will receive preferred shares in Ultrapar in exchange for the shares held thereby, in order to allow for a single class of preferred shares, with the unification of the whole shareholding base in the same share in Ultrapar where the liquidity is concentrated and which is permitted to be traded in Brazil and in the New York Stock Exchange.

6.           CALCULATION OF THE EXCHANGE RATIOS AND SHAREHOLDERS’ EQUITY VALUATION CRITERIA.

6.1.        Accounting Valuation.  RPI, DPPI and CBPI shares to be exchanged by Ultrapar shares were evaluated at the book value, based on the balance sheets of said companies as of September 30, 2007, audited by KPMG Auditores Independentes (“KPMG”). Said valuations were prepared by KPMG, and determined the amounts of R$769,503,076.33 for the total shares in RPI, R$909,971,402.47 for the total shares in DPPI, and R$1,839,874,344.03 for the total shares in CBPI.

6.2.        Valuation Based on Future Profitability Prospects. As explained in item 3.3, Deutsche Bank (qualified in item 11.1) was engaged by Ultrapar to evaluate RPI, DPPI, CBPI and Ultrapar based on their future profitability prospects. The valuations resulted in the following ranges of values: (a) R$51.63 to R$57.06 per share issued by RPI; (b) R$41.11 to R$45.44 per share issued by DPPI; (c) R$26.97 to R$29.81 per share issued by CBPI; and (d) R$64.48 to R$71.26 per share issued by Ultrapar. Likewise, Credit Suisse (also qualified in item 11.1) prepared, upon request of RPI’s, DPPI’s and CBPI’s management, economic/financial valuations, also based on RPI’s, DPPI’s, CBPI’s and Ultrapar’s future profitability prospects. Credit Suisse’s valuations resulted in the following ranges of values: (a) R$$50.90 to R$56.26 per share issued by RPI; (b) R$42.00 to R$46.42 per share issued by DPPI; (c) R$27.65 to R$30.57 per share issued by CBPI; and (d) R$64.50 to R$71.29 per share issued by Ultrapar. Based on such valuations, Ultrapar’s, RPI’s, DPPI’s and CBPI’s management set the ratios for exchange of shares in RPI, DPPI and CBPI for shares in Ultrapar, as set forth in item 3.1.

6.3.        Valuation of the Shareholders’ Equity at Market Value. For the purposes of article 264 of Law 6.404/76, the shareholders’ equities of Ultrapar, RPI, DPPI and CBPI were valuated at market value, following the same criteria and as of the same date, September 30, 2007, by APSIS, a specialized company qualified in item 11.1.

             6.3.1  Exchange Ratios based on Shareholders’ Equity Values at Market Value. APSIS’ valuation reports resulted in the following exchange rates: (a) 0.722591 share in Ultrapar for each one (1) share in RPI; (b) 0.644359 share in Ultrapar for each one (1) share in DPPI; and (c) 0.409277 share in Ultrapar for each one (1) share in CBPI.

6.4.        Treatment of Subsequent Equity Variations. The base date of the Share Exchange  Transactions is September 30, 2007. Equity variations occurring after said date until the date of the completion of the Share Exchange Transactions shall be accounted for in Ultrapar by  equity in earnings of affiliated.

7.           SOLUTION REGARDING SHARES IN THE CAPITAL OF A COMPANY HELD BY THE OTHER.

As of this date, there are no shares issued by Ultrapar that are held by RPI, DPPI or CBPI. The shares that Ultrapar will hold in RPI, DPPI and CBPI as a result of  the Share Exchange Transactions shall continue to be held by Ultrapar. Eventual reciprocal interests, if any, that may result from the Share Exchange Transactions shall be eliminated within the legal period, pursuant to art. 224, paragraph 5, of the Brazilian Corporation Act.

8.           ULTRAPAR’S CAPITAL STOCK COMPOSITION AND CORPORATE STRUCTURE AFTER THE SHARE EXCHANGE TRANSACTIONS.

8.1.        Ultrapar’s Capital Stock Composition. Ultrapar’s subscribed capital stock is currently represented by 81,325,409 registered shares without par value, of which 49,429,897 are common shares and 31.895.512 are preferred shares, in the total amount of nine hundred and forty-six million thirty-four thousand six hundred and sixty-two reais and ninety-seven cents (R$ 946,034,662.97), and the following changes may occur as a result of the Share Exchange Transactions assuming that the right of withdrawal is not exercised:

(a)	exclusively with the RPI’s Share Exchange Transaction, Ultrapar’s subscribed capital stock would be R$ 1,654,973,814.40, represented by 49,429,897 common shares and 46,011,214 preferred shares;

(b)	exclusively with the DPPI’s Share Exchange Transaction, Ultrapar’s subscribed capital stock would be R$ 1,541,849,759.76, represented by 49,429,897 common shares and 43,758,798 preferred shares; and

(c)	exclusively with the CBPI’s Share Exchange Transaction, Ultrapar’s subscribed capital stock would be R$ 2,388,751,309.05, represented by 49,429,897 common shares and 60,621,472 preferred shares.

With the Share Exchange Transactions, Ultrapar’s total capital stock would be R$ 3,693,505,560.28, represented by 136,030,357 registered shares without par value, of which 49,429,897 would be common shares and 86,600,460 would be preferred shares.

9.           AMOUNT TO BE PAID FOR THE APPRAISAL RIGHTS.

9.1.        Appraisal Rights. As explained below, the shareholders (a) of Ultrapar and RPI holding common or preferred shares, with regard to the RPI’s Share Exchange Transaction, (b) of Ultrapar and DPPI holding common or preferred shares, with regard to the DPPI’s Share Exchange Transaction, and (c) of Ultrapar holding common or preferred shares, and of CBPI holding common shares, with regard to the CBPI’s Share Exchange Transaction, that dissent from or abstain on resolutions that may result in appraisal rigths, or who fail to attend the relevant Special General Meeting, shall be assured appraisal right upon notice to such effect within thirty (30) days counted from the date of publication of the minutes of the respective Special Shareholders Meeting that approves the corporate transaction that is the cause of the appraisal right. The respective amount to be paid for the appraisal right shall depend on the accomplishment of the transaction, as set forth in article 230 of Law 6.404/76, and the payment thereof shall be made by the respective company up to the third business day next following the date of completion of the respective transaction. The appraisal rights shall only be assured to the shareholder that, as of March 16, 2007, the last day prior to the date of publication of the relevant fact of March 19, 2007, is proven to be the owner of the shares regarding which the appraisal rights were exercised, pursuant to art. 137, paragraph 1, of Law 6.404/76.

9.2.        Amount to be paid. The dissenting shareholders shall be entitled to repayment of their shares according to the last balance sheet approved.

(a)
Ultrapar’s dissenting shareholders shall be entitled to repayment of their shares at the amount of twenty-three reais and eighty-six cents (R$ 23.86) per share, according to the last balance sheet approved, that is, as of December 31, 2006;

(b)
RPI’s dissenting shareholders shall be entitled to repayment of their shares at the amount of nineteen reais and fifty cents (R$ 19.50) per share, according to the last balance sheet approved, that is, as of December 31, 2006;

(c)	DPPI’s dissenting shareholders shall be entitled to repayment of their shares at the amount of twenty-five reais and thirteen cents (R$ 25.13) per share, according to the last balance sheet approved, that is, as of December 31, 2006;

(d)
CBPI’s dissenting common shareholders shall be entitled to repayment of their shares at the amount of fourteen reais and sixty-eight cents (R$ 14.68) per share, according to the last balance sheet approved, that is, as of December 31, 2006.

  9.2.1.       Pursuant to article 264, par. 3 of Law 6.404/76, DPPI’s shareholders may choose to have their shares repaid based on the shareholders’ equity amount at market value of such company, which is thirty-three reais and fifty-five cents (R$ 33.55) per share, according to the Market Value Shareholders’ Equity Report.

  9.2.2.        The dissenting shareholders may, upon the exercise of the appraisal rights, request a special balance sheet for the company, according to the provisions of article 45, par. 2 of the Brazilian Corporation Act.  In such event, after the expiration of the period determined for the Share Exchange Transactions to be reconsidered, pursuant to article 137, par. 3, of the Brazilian Corporation Act, the shareholder will receive 80% of the amount to be paid for the appraisal rights, and the balance, if any, shall be paid within one hundred and twenty (120) days counted from the date of the resolution by the Special Shareholders Meeting.

10.         UNDISCLOSED LIABILITIES.

No relevant liabilities not disclosed in the balance sheets of RIP, DPPI and CBPI are known.

11.         SPECIALIZED COMPANIES INVOLVED.

11.1.      Identification of the Specialized Companies Involved.

(a)
Valuation of Shareholders’ Equity at Book Value: KPMG Auditores Independentes, a company with its headquarter at Rua Dr. Renato Paes de Barros, 33, 14º andar, São Paulo, SP, registered with the Brazilian Roll of Corporate Taxpayers of the Ministry of Finance under No. 57.755.217/0001-29 (“KPMG”);

(b)
Valuation of the Shareholders’ Equity at Market Value: Apsis Consultoria Empresarial S/C Ltda., a company with its headquarter at Rua São José 90, grupo 1.802, in the capital of the State of Rio de Janeiro, registered with the Brazilian Roll of Corporate Taxpayers of the Ministry of Finance under No. 27.281.922/0001-70 (“APSIS”);

(c)	Economic/Financial Appraisal of Ultrapar, RPI, DPPI and CBPI:

(c.1) Company Engaged by Ultrapar: Deutsche Bank Securities, Inc., a company with its headquarter at 60, Wall Street, New York, NY, United States of America (“Deutsche Bank”); and

(c.2) Company Engaged by RPI, DPPI and CBPI: Banco de Investimentos Credit Suisse (Brazil) S.A., a company with its headquarter at Avenida Brigadeiro Faria Lima, 3064, 13º andar, São Paulo, SP, registered with the Brazilian Roll of Corporate Taxpayers of the Ministry of Finance under No. 33.987.793/0001-33 (“Credit Suisse”).

11.2.      Declaration of No Conflicts of Interest. KPMG, APSIS, Deustche Bank and Credit Suisse, which are responsible for the valuation reports and the economic/financial valuations, hereby declare not to have any conflict of or common interests, whether actually or potentially, with RPI, DPPI, CBPI, Ultrapar or any minority shareholders, or with regard to the Share Exchange Transactions.

12.         APPROVAL BY REGULATORY AUTHORITIES.

12.1.
Registration with the SEC. The Share Exchange Transactions and the respective issue of new shares by Ultrapar are subject to the respective registration with the United States Securities and Exchange Commission.

12.2.       CADE. The transaction of acquisition of the Ipiranga Group, including the phase of the Share Exchange Transactions, was reported to the Brazilian Administrative Council for Economic Defense – CADE.

12.3.	Any other communications required with regard to the Share Exchange Transactions shall be submitted to the competent governmental authorities, according to the applicable laws.

13.         OTHER CONDITIONS FOR THE SHARE EXCHANGE TRANSACTIONS.

13.1.      Trading on Bovespa. As a result of the practices established by the São Paulo Stock Exchange – Bovespa, Ultrapar shares issued within the context of the Share Incorporation Transactions will be traded under ticker symbol RPI, DPPI and CBPI until the Share Incorporation Transactions are ratified by the management of Ultrapar, RPI, DPPI and CBPI, after the expiration of the period for exercise of the right of withdrawal, or after the period of ten (10) days set forth in article 137, par. 3 of Law 6.404/76 has expired without a new meeting being called.

13.2.      Future Business Plans. Ultrapar is planning significant investments in the following years in order to promote the growth of its business, based on investments in differentiated products, access to competitive raw materials and increase of the operational leverage. At Oxiteno, ongoing expansion projects of over US$ 320 million, including the first fatty alcohol production unit in Latin America and a 40% increase in the production capacity of ethylene oxide and other specialty chemicals, will enable increased sales volumes and a growing operational leverage. Additionally, Oxiteno will continue its internalization process, particularly strengthening its leadership in the Americas whether by opening commercial offices or through acquisitions. At Ultragaz we have planned to invest R$ 50 million to strengthen our position in Brazil’s North and Northeast, selling LPG in certain states where the potential market growth is above the country’s average. At Ultracargo we will invest about R$ 110 million between 2008-09 to expand its current liquid storage capacity by 35% due to the increase in the demand for logistics infrastructure in Brazil, which is related mainly to biofuels and the foreign trade flow. At Ipiranga we will continue to implement our business plan, which is based on enhancing the investment capacity and significantly increasing volumes, thus generating a growing operational leverage.

In the event that the Share Exchange Transactions are approved and, after the expiration of the legal period, RPI’s, DPPI’s, CBPI’s and Ultrapar’s shareholders, as applicable, do not reconsider the Share Exchange Transactions, it is expected that: (a) a capital reduction will be performed at RPI and CBPI in order to transfer directly to Ultrapar the petrochemical assets, represented by shares in Ipiranga Química S.A., to be subsequently delivered to Braskem and Petrobras pursuant to the Investment Agreement; and (b) CBPI will be split in order to transfer the fuel and lubricant distribution businesses located in the Northern, Northeastern and Midwestern regions to a company controlled by Petrobras.

14.         SHARE EXCHANGE TRANSACTION DOCUMENTS.

14.1.      Available Documents. The Share Exchange Transaction Documents (such as protocols and justifications, reports and others) are available at the websites of Ultrapar (www.ultra.com.br), RPI, DPPI and CBPI (www.ipiranga.com.br). Copies of such materials will also be made available at the websites of CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br) as of this date. Any shareholder that wants to consult and examine the documents at the headquarters of Ultrapar, RPI, DPPI or CBPI shall schedule a visit date and time with the respective Investor Relations department of Ultrapar (telephone (55 11 3177 7014), RPI (telephone 55 53 3233 8061), DPPI (telephone 55 51 3216 4391) or CBPI (telephone 55 21 2574 5308).

São Paulo, November 12, 2007
André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Refinaria de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Distribuidora de Produtos de Petróleo Ipiranga S.A.	Sergio Roberto Weyne Ferreira da Costa Investor Relations Director Companhia Brasileira de Petróleo Ipiranga

Investors will be able to obtain copies of the offering document and other documents from the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The documents may also be obtained from the website maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. In addition, documents (including any exhibits) filed with the SEC by Ultrapar Participações S.A. will be available free of charge from the Investor Relations office of Ultrapar Participações S.A., located at Avenida Brigadeiro Luis Antonio, 1343, 9º Andar São Paulo, SP, Brazil 01317-910, tel: 011-55-11-3177-6695. PLEASE, READ THE DOCUMENTS CAREFULLY BEFORE MAKING A DECISION REGARDING THE MERGER.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction